Item 77D(g)

Transparent Value Large-Cap Aggressive Fund, Transparent Value Large-Cap Core Fund, Transparent Value Large-Cap Defensive Fund, Transparent Value Dividend Fund, Transparent Value Large-Cap Growth Fund, Transparent Value Large-Cap Market Fund and Transparent Value Large-Cap Value Fund (each a “Fund” and collectively, the “Funds”)

Each of the Funds previously was registered as a non‐diversified investment company for purpose of the Investment Company Act of 1940, as amended.  As a result of ongoing operations, each of the Funds became a diversified company. The Funds may not resume operating in a non‐diversified manner without first obtaining shareholder approval.